SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                             LINCOLN SNACKS COMPANY
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   534 744 107
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 20, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                             Exhibit List on Page 7



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 534 744 107                     13D           Page 2 of 7 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                        -0-
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 534 744 107                     13D           Page 3 of 7 Pages
------------------------------                       ---------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            - 0 -
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         - 0 -
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      - 0 -
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 534 744 107                     13D           Page 4 of 7 Pages
------------------------------                       ---------------------------


         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  As reported in Item 5 below, Steel Partners II has sold the 608,099 Shares of the Issuer owned by Steel Partners II to the Brynwood III, L.P. ("Brynwood") for $1,406,228.94 on July 20, 1998. Upon the occurrence of such transaction, Steel Partners II no longer holds any Shares.

Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  On July 20, 1998, Steel Partners II sold to Brynwood 608,099 Shares at a price of $2.3125 per share. The 608,099 Shares sold by Steel Partners II represented the entire beneficial interest in the Issuer owned by Steel Partners II. As a result, this Amendment No. 2 constitutes the Reporting Persons' final Schedule 13D filing with respect to the Issuer.

Item 5 (c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

Item 5 (e) is amended to read as follows:

                  (e) As of July 20, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6 is amended to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  In connection with the sale of Shares by Steel Partners II to Brynwood, on July 22, 1998 Steel Partners II entered into an agreement with Brynwood (the "Agreement") relating to the payment to Steel Partners II by Brynwood of certain amounts upon the occurrence of certain events. All references to the Agreement contained herein shall be qualified in their entirety by reference to the Agreement, a copy of which is attached hereto as
Exhibit 2.

------------------------------                       ---------------------------
CUSIP No. 534 744 107                     13D           Page 5 of 7 Pages
------------------------------                       ---------------------------


Item 7 is amended by adding the following:

Item 7.           Material to be Filed as Exhibits.

         (2) Agreement dated July 22, 1998 by and between Brynwood III, L.P. and Steel Partners II, L.P.

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CUSIP No. 534 744 107                     13D           Page 6 of 7 Pages
------------------------------                       ---------------------------


                                  Exhibit List

2. Agreement dated July 22, 1998 by and between Brynwood III, L.P. and Steel Partners II, L.P.

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CUSIP No. 534 744 107                     13D           Page 7 of 7 Pages
------------------------------                       ---------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 1998                            STEEL PARTNERS II, L.P.

                                                 By: Steel Partners, L.L.C.
                                                     General Partner

                                                 By:/s/Warren G. Lichtenstein
                                                    ---------------------------
                                                     Warren G. Lichtenstein
                                                     Chief Executive Officer

                                                 /s/Warren G. Lichtenstein
                                                 ------------------------------
                                                 WARREN G. LICHTENSTEIN

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days





 Shares of Common
       Stock                         Price Per                  Date of
 Purchased/(Sold)                     Share                  Purchase/Sale

                             STEEL PARTNERS II, L.P.

   15,500                             1.9675                    6/11/98

   10,000                             1.9675                    6/12/98

    1,300                             1.8113                    6/15/98

    9,000                             1.9228                    6/24/98

    8,000                             1.6347                    7/1/98

   19,300                             1.7008                    7/2/98

 (608,099)                            2.3125                    7/20/98

                               WARREN LICHTENSTEIN

                                      None.